Exhibit 4.1

Synergistic Connections, Inc.

Consulting Agreement

This agreement is entered into on this 15th day of January 2002, by and between Synergistic Connections, Inc., (hereinafter referred to as Synergistic) and New Horizon Education, Inc., (hereinafter referred to as New Horizon).

In consideration of the mutual terms, conditions, and covenants hereinafter set forth, Synergistic and New Horizon agree as follows:

New Horizon is a fully reporting public corporation desirous of engaging the services of Synergistic for the purpose of locating viable private companies as potential merger candidates and presenting them to New Horizon for review.

Synergistic will consult with the designated representative of New Horizon for the purpose of preparing and distributing any communication deemed appropriate by New Horizon. New Horizon will also be solely responsible to insure the accuracy of said information.

New Horizon acknowledges that the information it provides to Synergistic is in compliance with the rules and regulations of the Securities and Exchange Commission, and that all financial information New Horizon provides to Synergistic shall be based on generally accepted accounting principles (GAAP).

Both New Horizon and Synergistic agree that for purposes of this contract, Synergistic will not be privy to any discussions, transmissions or correspondence, which would involve information of any kind which would put them in a role of control, affiliate, or insider.

Synergistic shall not be required to independently verify or audit any information New Horizon provides to Synergistic as Synergistic is relying on the integrity and accuracy of all information and data provided by New Horizon.

Synergistic shall not be liable for any loss or damage to New Horizon, or New Horizon's stockholders, by Synergistic's presentation of New Horizon's information. New Horizon and Synergistic shall indemnify and hold each other harmless from any such loss, damage or claim, and shall make no claim against each other for such loss or damage.

New Horizon agrees to pay Synergistic, or its designees, a non-refundable fee of $55,000 for the majority of their time, on a best efforts basis, plus expenses of $7,000 to cover hard costs involved in the performance of this contract for a period of six months, (January 15, 2002 through July 15, 2002). The fee shall be paid beginning with a payment of $15,000 within Ten days of the signing of this contract and $10,000 for each of the following four months for a total of $55,000 which amount Synergistic agrees is payment in full for the entire length of the six month contract. New Horizon has the option to pay the $7,000 of hard cost expenses with its' company stock at a mutually agreed upon price. This contract may be renewed upon the mutual agreement of both parties.

The signatories to this agreement, individually and collectively, and on behalf of their associates, heirs, assigns, designees, employees, agents, consultants, officers, directors, attorneys, corporations or business divisions, hereby agree that they will not, in any way, contact, negotiate, deal with, or otherwise be involved with banks, trusts, corporations, lending institutions, lenders or borrowers, buyers or sellers, whose representatives are introduced by Synergistic either individually or collectively, including their associates and agents, without first obtaining written permission from the introducing signatory. By the execution of this agreement, attested to by the signatures hereto affixed, the signatories to this contract affirm that corporations, organizations, companies, or individuals of which the signatories are a party to, or who would financially benefit from an association, are bound by this agreement, or guarantee, for a period of not less than three years. This guarantee applies to any and all contracts, transactions, including subsequent follow-ups, repeats, extensions, renewals, or renegotiated contracts entertained by the signatories, regardless of the success of the transaction. The signatories hereby affirm that the identities of the representatives of the lending trusts, corporations, institutions, lenders and borrowers, buyers and sellers, are from the date of introduction the property of the introducing signatory, and shall so remain.

Any controversy or claim arising out of, or relating to this agreement, or breach thereof, which is not settled amicably by and between the signatories within a period of 30 days, shall be settled in accordance with the laws of the states Hawaii or Utah, determined as the state opposite of the present location of the party bringing suit, and the American Arbitration Association. The judgment and award to the aggrieved party, rendered in court, shall be related to the total remuneration received from business conducted with and between signatories of this agreement, and shall include attorney fees, court costs, and other charges for damages deemed fair by the plaintiff.

The signatories to this agreement hereby further agree to keep all company information, names, addresses, emails, telephone and fax numbers of agents and representatives of lending trusts, corporations, institutions, lenders and borrowers, buyers and sellers, and organizations, singularly or collectively, introduced by any of the named signatories, or their associates and agents, strictly confidential. The identity of each shall remain confidential during negotiations, and for each contract or transaction, for the duration of this agreement. The information is considered to be the sole property of the introducing signatory whose disclosure shall be at his discretion.

It is to be understood that signatories to this agreement shall not be in violation when civil disturbances, war, or acts of God, are proven to have resulted in a breach of this agreement.

It is further understood that this agreement is reciprocal between signatories, concerning their privileged information, and procurement fees, when applicable. This agreement constitutes the entire agreement and replaces any prior agreements or understandings either written or verbal and may not be changed or altered except by amendment to which both New Horizon and Synergistic are signatories.

New Horizon recognizes that Synergistic may provide additional services and that such additional services as New Horizon may engage Synergistic to perform will require a separate contract.

The executives or officers signing this contract on behalf of New Horizon and Synergistic warrant and represent that they have the authority to enter into this agreement and acknowledge the obligations herein.

Agreed to and accepted:

By: /s/ Steven L. White Date: _______________________

New Horizon Education, Inc., Springville, Utah

By: /s/ Jeff Dunster Date: _______________________

Synergistic Connections, Inc., Honolulu, Hawaii